SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(A)

                                 Neff Corp.
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                              (Name of Issuer)

              Class A Common Stock, par value $0.01 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                 006400941
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                                CUSIP Number

                                 John Milne
                            United Rentals, Inc.
                         Five Greenwich Office Park
                            Greenwich, CT 06830
                               (203) 622-3131
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              With copies to:


   Matthew C. Womble, Esq.             Richard J. Grossman, Esq.
   United Rentals, Inc.                Skadden, Arps, Slate, Meagher & Flom LLP
   Five Greenwich Office Park          Four Times Square
   Greenwich, Connecticut 06830        New York, New York 10036
   (203) 622-3131                      (212) 735-3000

                             December 29, 2000
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          (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|


CUSIP NO.   006400941              13D     PAGE 2 OF 15 PAGES
-----------------------------              ----------------------------

  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             United Rentals, Inc.
             0615224966
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                              (a)  |_|
                                                              (b)  |X|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*      OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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       NUMBER OF               7    SOLE VOTING POWER
        SHARES                      0
     BENEFICIALLY              ------------------------------------------------
       OWNED BY                8    SHARED VOTING POWER
         EACH                       See Item 5
      REPORTING                ------------------------------------------------
        PERSON                 9    SOLE DISPOSITIVE POWER
         WITH                       0
                               ------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    See Item 5
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       See Item 5
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 14   TYPE OF REPORTING PERSON*
       CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.   006400941              13D     PAGE 3 OF 15 PAGES
-----------------------------              ----------------------------


       NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
             United Rentals (North America), Inc.
             061493538
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
  2                                                              (a)  |_|
                                                                 (b)  |X|
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  3    SEC USE ONLY

-------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*      OO

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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         NUMBER OF               7     SOLE VOTING POWER
           SHARES                      100  See Item 5
        BENEFICIALLY             ----------------------------------------------
          OWNED BY               8     SHARED VOTING POWER
            EACH                       See Item 5
         REPORTING               ----------------------------------------------
           PERSON                9     SOLE DISPOSITIVE POWER
            WITH                       100  See Item 5
                                 ----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER
                                       See Item 5
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             See Item 5

-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


            This Schedule 13D is being filed by United Rentals, Inc., a Delaware corporation ("United Rentals") and its wholly owned subsidiary United Rentals (North America), Inc., a Delaware corporation ("URNA"), with respect to Class A Common Stock and Class B Special Common Stock (as such terms are defined below) of Neff Corp., a Delaware corporation (the "Company" or "Neff"). On December 29, 2000, United Rentals submitted to the Special Committee of the Board of Directors of Neff a non-binding proposal pursuant to a proposal letter (the "Proposal Letter") and a related term sheet (the "Term Sheet"), attached hereto as Exhibit 1, to acquire in a stock-for- stock merger a majority of the common stock of Neff. Also attached hereto as Exhibit 2 is a non-binding letter dated December 29, 2000 (the "Stockholder Letter") among United Rentals, GE Capital, the Mas Family and Santos (as such terms are defined below). The Proposal Letter along with the attached Term Sheet and the Stockholder Letter describe the proposed merger transaction (the "Proposed Transaction") in which a newly formed wholly owned subsidiary of United Rentals would merge with and into Neff in a stock-for-stock merger.

            By virtue of the Proposal Letter, the Stockholder Letter and as a result of the matters described in Item 4 below, United Rentals together with GE Capital, Santos and the Mas Family may be deemed to constitute a "group" within the meaning of Section 13(d)(3) or Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a member of a group, United Rentals may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares of Class A Common Stock and Class B Special Common Stock owned or deemed to be beneficially owned by the members of the group as a whole, including GE Capital, Santos and the Mas Family. United Rentals does not have the power to vote or dispose of any such shares owned by GE Capital, Santos or the Mas Family. United Rentals expressly disclaims that any such "group" has been formed and also disclaims beneficial ownership of any such shares held by any other members of such group or shares which may be held individually by certain directors or officers of United Rentals.


ITEM 1.  SECURITY AND ISSUER.

         The classes of equity securities to which this statement relates are the Class A Common Stock, par value $0.01 per share ("Class A Common Stock") and Class B Special Common Stock, par value $0.01 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Company Common Stock"), of Neff. The Class B Special Common stock is convertible on a share for share basis into the Class A Common Stock. The principal executive offices of Neff are located at 3750 N.W. 87th Avenue, Miami, Florida 33178.


ITEM 2.  IDENTITY AND BACKGROUND.

      Items 2(a), (b) and (c):

         This statement is being filed by United Rentals and URNA, in each case for and on behalf of itself.

         United Rentals is the largest equipment rental company in North America, with an integrated network of more than 740 locations in 47 states, seven Canadian provinces and Mexico. United Rentals' 15,000 employees serve over 1.2 million customers including construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others. United Rentals offers for rent over 600 different types of equipment with a total original cost of approximately $3.4 billion.

         United Rentals' and URNA's principal executive offices are located at Five Greenwich Office Park, Greenwich, CT 06830.

      Items 2(d) and (e):

         Neither United Rentals or URNA nor any of their executive officers or directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

         Neither United Rentals or URNA nor any of their executive officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 2(f):

         Attached as Schedule A to this Schedule 13D is information concerning United Rentals and URNA and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, and such information is incorporated by reference herein.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in more detail below in Item 4, United Rentals would not pay cash for Company Common Stock. Rather, United Rentals would issue its equity securities in the Proposed Transaction. As part of the Proposed Transaction, (i) the shares of Class A Common Stock held by public stockholders of Neff would be converted into shares of newly issued United Rentals common stock, par value $0.01 per share ("United Rentals Common Stock"), (ii) the Class A Common Stock of Neff owned by Jorge Mas and certain members of his family (the "Mas Family") would be converted into newly issued United Rentals Series C Perpetual Convertible Preferred Stock ("Series C Preferred Stock"), (iii) the Class A Common Stock of Neff owned by Santos Fund I, L.P. ("Santos") would be converted into Class B Common Stock of Neff, and (iv) General Electric Capital Corporation ("GE Capital") would maintain its Class B Common Stock in Neff.


ITEM 4.  PURPOSE OF TRANSACTIONS.

         As described in the Proposal Letter and the Term Sheet, from United Rentals to the Company's Special Committee of the Board of Directors (the "Special Committee"), United Rentals made a non-binding proposal to enter into a merger transaction (the "Merger") in which, among other things, United Rentals would acquire all shares of Company Common Stock not held by GE Capital or Santos. In the Merger, a wholly owned subsidiary of United Rentals would be merged with and into the Company, with the Company surviving as a subsidiary of United Rentals (the "Surviving Corporation"). Pursuant to the proposed terms of the Merger set forth in the Term Sheet attached to the Proposal Letter, (i) each of the approximately 6.6 million shares of Class A Common Stock currently owned by public stockholders would be exchanged for 0.18 (the "Exchange Ratio") of a share of newly issued United Rentals Common Stock, (ii) the approximately 8.6 million shares of Class A Common Stock currently owned by the Mas Family would be exchanged for shares of newly issued Series C Preferred Stock of United Rentals (as described below) with an aggregate liquidation preference equal to the value of approximately 1,548,000 shares of United Rentals common stock (based upon the product of the Exchange Ratio and 8.6 million), (iii) each of the 0.9 million shares of Class A Common Stock currently owned by Santos would be exchanged for 0.9 million shares of Class B Common Stock of the Surviving Corporation after giving effect to the Merger, and (iv) GE Capital would maintain its 5.1 million shares of Class B Common Stock in Neff and hold such shares of the Surviving Corporation after giving effect to the Merger (with such Class B Common Stock of the Surviving Corporation held by GE Capital and Santos having reduced voting rights so that GE Capital and Santos would, in the aggregate, have less than 20% of the voting power of the Surviving Corporation upon consummation of the Merger). After the closing, GE Capital and Santos would collectively own 6 million shares of Class B Common Stock of the Surviving Corporation, subject to the rights of each of GE Capital and Santos to sell all or a portion of their respective shares to United Rentals for aggregate consideration of $96 million in 2010, and the right of United Rentals to buy all of these shares for aggregate consideration of not less than $96 million commencing in 2002. These periods could be accelerated under certain conditions.

         If the Proposed Transaction is completed, an investor group (including GE Capital) would purchase from United Rentals $90 million of newly issued shares of Series C Preferred Stock.

         Each share of Series C Preferred Stock, liquidation preference $1,000 per share, would be convertible into shares of United Rentals common stock at a conversion price equal to 15% above the average closing price of United Rentals Common Stock on the New York Stock Exchange for the 10-day trading period ending on the trading day prior to consummation of the Merger, but in no event less than $22.00 per share.The Series C Preferred Stock would not accrue dividends, and would be entitled to dividends only if United Rentals declares dividends on United Rentals Common Stock.

         In addition, pursuant to the Proposed Transaction, United Rentals would offer to exchange (the "Exchange Offer") a new issue of United Rentals 10.25% Senior Subordinated Notes due 2008 (the "New Notes") for Neff's 10.25% Senior Subordinated Notes due 2008 (the "Old Notes"). The exchange offer would be at an exchange ratio of $750 principal amount of New Notes for each $1,000 principal amount of Old Notes.

         The Proposal Letter provides that the Proposed Transaction would be subject to certain conditions including, among others, (i) the approvals of each of the Special Committee, the Boards of Directors of United Rentals and the Company, United Rentals' senior lenders, Company stockholders, and applicable regulatory agencies, (ii) completion of satisfactory due diligence (including branch due diligence after receiving full access and cooperation by the Company), (iii) execution of a definitive merger agreement and satisfaction of its terms and conditions, (iv) confirmation prior to execution of a definitive merger agreement that the proposed transaction would not negatively change United Rentals' credit ratings as of December 29, 2000, and (v) acceptance of the Exchange Offer by holders of at least 95% of the Old Notes. There can be no assurance that these conditions will be met or that this transaction will be completed.

         If the Proposed Transaction were completed, the Company employee stock options would rollover into United Rentals options based on the Exchange Ratio. In connection with the Proposed Transaction, the Class A Common Stock would be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

         The Proposal Letter constitutes a non-binding indication of interest regarding a transaction on the general terms and conditions outlined in such letter. The Proposal Letter does not purport to summarize all of the terms and conditions upon which any transaction would be based, which terms and conditions would be contained fully only in any final documentation, and indicates only the principal terms and conditions under which an overall transaction would be considered. United Rentals has reserved the right, for whatever reason or for no reason, to change the terms of its indication of interest or cease further consideration of any transaction, at any time without liability to any party.

         United Rentals, GE Capital, Santos and the Mas Family have each agreed, pursuant to the Stockholder Letter, to support the transaction described in the Proposal Letter. In that regard, if a definitive merger agreement were entered into, it is expected that GE Capital, Santos and the Mas Family would agree to vote their Company Common Stock in favor of the merger. The Stockholder Letter constitutes a non- binding agreement in principle pursuant to which any party may change the terms of its participation or cease participation in the transaction at any time without any liability.

         United Rentals intends to enter into discussions with the Special Committee, management and its financial and legal advisors. If the proposal is acceptable to the Special Committee, and subject to the conditions set forth in the Proposal Letter, United Rentals intends to negotiate the terms of a definitive merger agreement and definitive agreements with GE Capital and the Mas Family regarding the Series C Preferred Stock and related matters. United Rentals plans to conduct its due diligence, including branch due diligence, after receiving full access and cooperation by Neff. There can be no assurance that a definitive merger agreement will be entered into.

         United Rentals intends to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Class A Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, United Rentals reserves the right to change its plans and intentions at any time, as it deems appropriate, including with respect to the Proposed Transaction, and may terminate, modify, or withdraw the proposal contained in the Proposal Letter.

         On January 3-5, 2001, nine separate Complaints (the "Complaints") were filed in the Court of Chancery of the State of Delaware ("Delaware Court of Chancery"), naming as defendants United Rentals and certain stockholders and directors of Neff. See Leonard v. Mas et al., Del. Ch., C.A. No. 18588 NC (Jan. 3, 2001); Vogel v. Mas et al., Del. Ch., C.A. No. 18589 NC (Jan. 3, 2001); Jason Beck Trust v. Mas et al., Del. Ch., C.A. No. 18590 NC (Jan. 3, 2001); Berger v. Mas et al., Del. Ch., C.A. No. 18591 NC (Jan. 3, 2001); Crescente v. Mas et al., Del. Ch., C.A. No. 18592 NC (Jan. 3, 2001); BDS, LLC and Gordon McCormick, Individual Retirement Account v. Mas et al., Del. Ch., C.A. No. 18592 NC (Jan. 4, 2001); Ivette Chinigo v. Mas et al., Del. Ch., C.A. No. 18594 NC (Jan. 4, 2001); Simon Katz and Rose Katz v. Mas et al., Del. Ch., C.A. No. 18596 NC (Jan. 5, 2001); and Kerrigan v. Mas et al., Del. Ch., C.A. No. 18597 NC (Jan. 5, 2001). Each Complaint alleges that United Rentals, in connection with the Proposed Transaction to acquire Neff, knowingly aided and abetted breaches of fiduciary duty committed by certain majority stockholders and directors of Neff. Specifically, the Complaints allege that United Rentals and the other defendants agreed to the Proposed Transaction to acquire Neff on terms favorable only to the Neff majority stockholders, thereby assuring their agreement to and cooperation with a proposal which is unfair to Neff's minority stockholders. Each of the Complaints seeks, among other things,
(1) an order permitting these actions to be maintained as a class action;
(2) preliminarily and permanently enjoining the defendants from proceeding with, consummating or closing the proposed transaction; (3) in the event the Proposed Transaction is consummated, rescinding or setting it aside or awarding rescissory damages; (4) money damages; and (5) attorneys' and experts' fees and costs. United Rentals believes the claims alleged against United Rentals in these Complaints are without merit and intends to contest them.

         The Proposal Letter (and related Term Sheet) described herein is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. Also filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference is the Stockholder Letter.

         Except as set forth above, United Rentals does not have any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of the instructions to Item 4 of
Schedule 13D (although United Rentals reserves the right to develop such plans or proposals).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) and (b):

         United Rentals does not own any Company Common Stock. URNA owns 100 shares of the Class A Common Stock, representing less than 0.1% of the outstanding Class A Common Stock.

         Based on publicly available information, GE Capital is the beneficial owner of 5,100,000 shares of Class B Common Stock (constituting approximately 24.1% of the outstanding Class A Common Stock.*)

         Based on publicly available information, Santos is the direct beneficial owner of 900,000 shares of Class A Common Stock (constituting approximately 4.25% of the outstanding Class A Common Stock.*)

         Based on publicly available information, the Mas Family beneficially owns approximately 8,565,000 shares of Class A Common Stock (constituting approximately 40.5% of the outstanding Class A Common Stock.*)

         As of the date hereof, to the knowledge of United Rentals, the aggregate number of shares of Company Common Stock beneficially owned by GE Capital, Santos and the Mas Family is approximately 14,565,000, representing approximately 68.8% of the Company Common Stock.

         Except for the 100 shares of Class A Common Stock owned by URNA, neither the filing of this Schedule 13D nor anything contained herein is intended as, or shall be deemed to constitute, an admission that United Rentals or URNA is the "beneficial owner" of any shares of Company Common Stock.

      Item 5(c):

--------
* For the purposes of calculating the percentage of Class A Common Stock beneficially owned by any person set forth herein, it is assumed that the Class B Common Stock held by GE Capital has been converted into Class A Common Stock.

         Except as set forth above, neither United Rentals or URNA nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any Company Common Stock during the past 60 days.

      Item 5(d) and (e):

         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Items 3, 4, and 5 hereof and the Exhibits attached hereto are incorporated herein by reference.

         United Rentals entered into a confidentiality agreement (the "Confidentiality Agreement"), dated May 19, 1999, as amended and supplemented on August 3, 2000, in which United Rentals agreed to keep confidential all non-public information of Neff to which it is given access. In addition, the Confidentiality Agreement provided for a standstill whereby, unless invited by the Company or its Board of Directors, United Rentals agreed that until August 2, 2001 it would not (a) participate in any (i) acquisition of Company securities or assets, (ii) tender offer, merger or business combination, (iii) recapitalization, restructuring, liquidation or dissolution, (iv) solicitation of proxies or consents to vote any voting securities, (b) form or participate in any "group" (as defined in the Exchange Act) or otherwise act alone or in concert to seek to control or influence the management, Board of Directors or policies of the Company, (c) take any action which might force the Company to make a public announcement regarding the matters set forth in
(a) above, or (d) enter into any discussions or arrangement with any third party with respect to any of the foregoing. However, if the Board of Directors of the Company recommends or approves a transaction that would result in any person or "group" (a) beneficially owning more than 35% of the outstanding voting securities of the Company not beneficially owned by such person or "group" on May 12, 1999, or acquiring all or substantially all of the assets of the Company, or engaging in a transaction involving a merger, tender or exchange offer, recapitalization or other business combination or similar transaction involving the Company or its subsidiaries, (b) having the right to elect a majority of the Company's Board of Directors, or (c) commencing or announcing a tender or exchange offer for more than 35% of the outstanding voting securities of the Company not beneficially owned by such person or "group" on May 12, 1999, then United Rentals may take any of the actions described in the foregoing provisions of this paragraph. The amendment and supplement to the Confidentiality Agreement which contains the "standstill" provision is attached hereto as Exhibit 3 and is incorporated herein by reference.

         Except as set forth in this Schedule 13D (including the Proposal Letter and the Stockholder Letter described in Item 4 hereof and the Confidentiality Agreement described above), to the best knowledge of United Rentals and URNA, neither United Rentals nor URNA has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over such securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Proposal Letter, dated December 29, 2000, submitted by United Rentals, Inc. to the Special Committee of the Board of Directors of Neff Corp. (and related Term Sheet).

Exhibit 2: Stockholder Letter, dated December 29, 2000, among United Rentals, Inc., GE Capital Corporation, certain members of the Mas family and Santos Fund I, L.P.

Exhibit 3: Letter Agreement, dated August 3, 2000, by and between United Rentals, Inc. and Neff Corp.


                                 SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001


UNITED RENTALS, INC.


By:  /s/ John Milne
   -------------------------------------
      Name:  John N. Milne
      Title: Vice Chairman



UNITED RENTALS (NORTH AMERICA), INC.


By:   /s/ John Milne
   -------------------------------------
      Name:  John N. Milne
      Title: Vice Chairman

                                 SCHEDULE A

      The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of United Rentals and URNA is set forth below. Except as noted below, all such persons hold the same position in URNA as in United Rentals.




 Name and                           Present Principal Occupation
 Residence or Business Address*            or Employment

Bradley S. Jacobs                   Chief Executive Officer and Chairman

Wayland R. Hicks                    Chief Operating Officer and Vice Chairman

John N. Milne                       Chief Acquisition Officer and Vice Chairman

Michael J. Nolan                    Chief Financial Officer

Robert P. Miner                     Vice President, Strategic Planning

John S. McKinney                    Vice President, Finance and Director

Peter R. Borzilleri                 Vice President, Corporate Controller

Leon D. Black                       Director

Apollo Management, LP               (Partner, Apollo Management, L.P.)
1301 Avenue of the Americas
38th Floor
New York, NY  10019

Richard D. Colburn                  Director
1581 Cummins Drive
Modesto, CA  95358

Ronald M. DeFeo                     Director
Terex Corporation                  (Chairman, Chief Executive Officer and
500 Post Road East                  President, Terex Corporation)
Suite 320
Wesport, CT  06880

Michael S. Gross                    Director
Apollo Management, LP               (Partner, Apollo Management, L.P.)
1301 Avenue of the Americas
38th Floor
New York, NY  10019

Richard J. Heckmann                 Director
Vivendi Water                       (Chairman of the Board, Vivendi Water)
40-004 Cook Street
Palm Desert, CA  92211

Gerald Tsai, Jr.                    Director
Tsai Management, Inc.               (President, Tsai Management, Inc.)
200 Park Avenue, #4501
New York, NY  10166

Christian M. Weyer                  Director
Enerfin S.A.                        (President, Enerfin S.A.)
Rue Antoine Saladin 3 Bis
CH-1299 Cras-Pres-Celigny
Geneva, Switzerland

David Katz (URNA only)              Director

-------------------------
* Unless otherwise indicated, the address is c/o
  United Rentals, Inc., Five Greenwich Office Park, Greenwich, CT
  06830.

                               EXHIBIT INDEX

Exhibit No.

Exhibit 1:  Proposal Letter, dated December 29, 2000, submitted by
            United Rentals, Inc. to the Special Committee of the Board of Directors of Neff Corp. (and related Term Sheet).

Exhibit 2: Stockholder Letter, dated December 29, 2000, among United Rentals, Inc., GE Capital Corporation, certain members of the Mas family and Santos Fund I, L.P.

Exhibit 3: Letter Agreement, dated August 3, 2000, by and between United Rentals, Inc. and Neff Corp.